Exhibit 4.2

Description of Securities

The following is a description of the capital stock of America’s Car-Mart, Inc. (the “Company”) and certain provisions of the Company’s Articles of Incorporation, as amended (“Articles”), Amended and Restated Bylaws, as amended (“Bylaws”), and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of the Company’s Articles and Bylaws, copies of which have been filed with the Securities and Exchange Commission.

General

The Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share, and up to 1,000,000 shares of preferred stock, par value $0.01 per share. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects to, each other share of the Company’s common stock.

As of June 15, 2020, 6,632,819 shares of the Company’s common stock were issued and outstanding, and 276,962 shares of common stock were reserved for issuance pursuant to the Company’s stock incentive, option and purchase plans. The Company’s common stock is listed on the NASDAQ Global Select Market. The outstanding shares of the Company’s common stock are fully paid and non-assessable.

As of June 15, 2020, no shares of the Company’s preferred stock were issued and outstanding.

Common Stock

Dividend Rights. Subject to such preferential rights as the Board of Directors of the Company (the “Board”) may grant in connection with future issuances of preferred stock, holders of shares of common stock are entitled to receive such dividends as the Board may declare in its discretion out of funds legally available therefor. Under the Company’s Bylaws, the Board may declare dividends at any regular or special meeting, and dividends may be paid in cash, in property, or in shares of the capital stock, subject to any provisions of the Articles.

Voting Rights.  Holders of shares of common stock are entitled to elect all of the members of the Board, and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Company. Each director shall be elected by a majority of the votes cast with respect to that director at the annual meeting. However, if the number of nominees is greater than the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the annual meeting. All other matters require the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, that matter at a meeting of shareholders at which a quorum is present. Holders of the Company’s common stock do not have cumulative voting rights.

Liquidation and Dissolution. Holders of shares of common stock are entitled to share ratably in any distribution made to holders of common stock in the event of a liquidation, dissolution or winding up of the Company after payment of liabilities and any liquidation preference on any shares of preferred stock then outstanding.

Other Rights. Holders of shares of common stock have no preemptive rights, nor do they have any conversion, preemptive or other rights to subscribe for additional shares or other securities. There are no redemption or sinking fund provisions with respect to such shares.

Modification of Rights. The Board, acting by a majority vote of the members present and without shareholder approval, may amend the Company’s Bylaws and may issue shares of the Company’s preferred stock under terms determined by the Board as described below under “Preferred Stock.” Rights of holders of the Company’s common stock may not otherwise be modified by less than a majority vote of the common stock outstanding.

Preferred Stock

The Board is authorized, without further action of the shareholders of the Company, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series. The issuance of preferred stock by the Board could adversely affect the rights of holders of common stock. For example, an issuance of preferred stock could result in a class of securities outstanding with preferences over the common stock with respect to dividends and liquidations, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to common stock.

The Company has no present plans to issue any shares of the preferred stock.

Anti-Takeover Provisions of the Company’s Articles, Bylaws and Texas Law

The Company’s authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Stock Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of a majority of the Company’s common stock by means of a proxy contest, tender offer, merger or otherwise.

As discussed above, the ability to designate and issue preferred stock makes it possible for the Board, without approval of the shareholders, to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Company or otherwise effect a change in control of the Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company. Such provisions may also impede or discourage transactions that some, or a majority, of the Company’s shareholders might believe to be in their best interests, or in which the Company’s shareholders might receive a premium for their shares of common stock over the market price for such shares.

If the Company meets the definition of an “issuing public corporation,” provisions of Texas law also may discourage delay or prevent someone from acquiring or merging with the Company, which may cause the market price of the Company’s common stock to decline. Under Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code, a Texas issuing public corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with an affiliated shareholder, or an affiliate or associate of an affiliated shareholder, unless:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Under Texas law, a shareholder who beneficially owns more than 20% of the Company’s outstanding voting stock or who during the preceding three-year period was the beneficial owner of 20% or more of the Company’s outstanding voting stock is an affiliated shareholder. An “issuing public corporation” means a domestic corporation that has: (i) 100 or more shareholders of record as shown by the share transfer records of the corporation; (ii) a class or series of the corporation’s voting shares registered under the Securities Exchange Act of 1934, as amended; or (iii) a class or series of the corporation’s voting shares qualified for trading on a national securities exchange.

Other provisions of Texas law and the Company’s Bylaws may have the effect of delaying or preventing a change in control or acquisition, whether by means of a tender offer, business combination, proxy contest, or otherwise. Texas law requires that a change in control generally be approved by the holders of two thirds of the outstanding votes, rather than a mere majority. The Company’s Bylaws include certain procedural requirements governing the nomination of directors and proposals of other business by shareholders and shareholder meetings. These provisions could have the effect of delaying or preventing a change in control or management of the Company.

Limitation of Liability and Indemnification

The Company’s Articles provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that such provision shall not eliminate or limit the liability of a director for (a) a breach of the director’s duty of loyalty to the Company or its shareholders; (b) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (d) an act or omission for which the liability of a director is expressly provided by an applicable statute. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, will remain available to a shareholder seeking redress from a violation of fiduciary duty. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee of the Company).

The Company’s Bylaws provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Texas law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

Transfer Agent and Registrar

Securities Transfer Corporation acts as the transfer agent and registrar for the common stock.